Jefferies LLC 520 Madison Avenue New York, New York 10022

February 13, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ruairi Regan

Re:	Paloma Acquisition Corp I Registration Statement on Form S-1 Filed January 30, 2026, as amended File No. 333-293083

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other several underwriters, hereby joins in the request of Paloma Acquisition Corp I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm Eastern time on February 17, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 300 copies of the Preliminary Prospectus dated February 11, 2026 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

jefferies llc

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]